EXHIBIT 8

                    Sierra Investment Services Corporation
                        9301 Corbin Avenue, Suite 333
                         Northridge, California 91324


April 16, 1997


Mr. Dennis H. Roberts
Vice President

American General Life Insurance Company
2727-A  Allen Parkway
Houston, Texas 77019-2191

Dear Mr. Roberts:

We are pleased that American General Life Insurance Company ("AGL") and The Sierra Variable Trust, and their affiliates, have amended their Participation Agreement to provide that AGL will purchase shares of the new Portfolios of The Sierra Variable Trust. The new Portfolios will be investment choices for owners of the Sierra Asset Manager Variable Annuity ("SAM Annuity"). Through investments in other funds of The Sierra Variable Trust, the new Portfolios will offer a range of asset allocation strategies designed to accommodate different investment philosophies and goals of contract owners.

We  recognize  that  the SAM  Annuity  may be more  complex  than  the  Sierra
Advantage Variable Annuity and that AGL may incur additional expenses in supporting the product. We understand that the additional expenses may include expenses in (a) communicating with and educating AGL home office and field personnel on how the new Portfolios can serve the interests of SAM Annuity contract owners; (b) providing services to SAM Annuity contract owners relating to the new Portfolios, including responding to inquiries regarding the new Portfolios; (c) designing, and including in periodic reports to SAM Annuity contract owners, graphic presentations showing investment allocations within the Portfolios and other useful information about investments in the Portfolios; and (d) performing original and continuing research, development and administration in connection with the SAM Annuity and its innovative investment options involving the new Portfolios, including industry practice and legal developments. Also, in connection with offering the SAM Annuity through new and expanded agency networks, we understand that it will be necessary for AGL to incur additional expense and invest additional capital to modify its computer systems and to develop new plans and systems for appointing and compensating the expanded agency sales force.

We are, therefore, prepared to reimburse AGL, on a monthly basis, for expenses related to the SAM Annuity up to an annual rate of 0.15% of the average daily net asset value of shares of the new Portfolios which are purchased by AGL at the direction of SAM Annuity contract owners.

If you agree to the foregoing, please sign and return the enclosed copy of this letter.

Sincerely,

/s/ Keith B. Pipes
Keith B. Pipes
Senior Vice President and CFO

AGREED

/s/ Dennis H. Roberts